UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

XENOPORT, INC.

(Name of Subject Company)

XENOPORT, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Common Stock – 98411C100

(CUSIP Number of Class of Securities)

Thomas P. McCracken

General Counsel

XenoPort, Inc.

2000 Seaport Boulevard, Suite 300

Redwood City, California 94063

(408) 616-7200

With copies to:

Keith A. Flaum

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

(650) 802-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2016 (together with the Exhibits and Annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by XenoPort, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by AP Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”), and a wholly owned subsidiary of Arbor Pharmaceuticals, LLC, a Delaware limited liability company (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits and Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Acquisition Sub, Parent and Arbor Pharmaceuticals, Inc., a Delaware corporation, with the SEC on June 6, 2016, pursuant to which Acquisition Sub has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Company (the “Shares”) at a purchase price of $7.03 per Share, net to the seller in cash, without interest thereon, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 6, 2016 and in the related Letter of Transmittal.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The subsection under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Effect of the Offer and Merger on Shares and Equity-Based Incentive Awards—Consideration for Shares” under Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing the table on page 4 under such subsection in its entirety with the table below:

Name	Number of Shares (excluding Equity Awards)	Transaction Consideration for Shares
Executive Officers and Directors
Vincent J. Angotti, Director and Chief Executive Officer	132,710	$932,951
William G. Harris, Senior VP of Finance and Chief Financial Officer	159,083	$1,118,353
Gregory T. Bates, Senior VP of Regulatory Affairs and Quality	45,097	$317,032
Richard K. Kim, Senior VP of Clinical Development and Medical Affairs and Chief Medical Officer	27,822	$195,589
John G. Freund, Director	558,044	$3,923,049
Dennis M. Fenton, Director	24,300	$170,829
Catherine J. Friedman, Director	24,900	$175,047
Jeryl L. Hilleman, Director	25,342	$178,154
William J. Rieflin, Director	312,845	$2,199,300
Wendell Wierenga, Director	38,998	$274,156
All of our current directors and executive officers as a group (10 persons)	1,349,141	$9,484,460

The subsection under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Information Regarding Golden Parachute Compensation” under Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing the table and related footnotes starting on page 7 under such subsection in their entirety with the table below:

Golden Parachute Compensation(1)

Name	Cash (2)	Equity (3)	Perquisites/ Benefits (4)	Tax Reimbursement (5)	Total
Vincent J. Angotti	$2,029,005	$5,678,893	$62,904	—	$7,770,802
William G. Harris	$927,447	$542,003	$49,635	—	$1,519,085
Gregory T. Bates, D.V.M.	$844,058	$427,758	$47,178	—	$1,318,994
Richard K. Kim, M.D.	$950,702	$616,397	$45,493	—	$1,612,592
Ronald W. Barret, Ph.D.	—	$441,901	—	—	$441,901

(1)	The conditions under which each of these payments and benefits are to be provided are described in further detail under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Compensation Arrangements Entered Into in Connection With the Transactions” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Existing Employment Arrangements” set forth above.

(2)	Represents the “double trigger” cash severance payments payable to each named executive officer upon a qualifying termination occurring within three months prior to a change of control or within 18 months following a change of control, which include the following components:

Name	Salary Continuation (a)	Multiple of Target Bonus (b)	Pro Rata Target Bonus	Total
Vincent J. Angotti	$1,120,000	$728,000	$181,005	$2,029,005
William G. Harris	$605,144	$242,058	$80,245	$927,447
Gregory T. Bates, D.V.M.	$550,734	$220,294	$73,030	$844,058
Richard K. Kim, M.D.	$620,318	$248,127	$82,257	$950,702

(a)	24 months of base salary for Mr. Angotti; 18 months of base salary for other officers.
(b)	200% of target bonus for Mr. Angotti; 150% of target bonus for other officers.

(3)	Represents the aggregate value of the “single trigger” consideration to be paid to each named executive officer in respect of unvested equity awards pursuant to the terms of the Merger Agreement. For the number of unvested Company Stock Options and Company RSUs held by each named executive officer and for more information on the treatment of such awards under the Merger Agreement, please see the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Effect of the Offer and the Merger on Shares and Equity-Based Incentive Awards.”

(4)	Represents the value of the double-trigger Company-paid COBRA premiums for 24 months for Mr. Angotti and for 18 months for other named executive officers, upon a qualifying termination occurring within three months prior to a change of control or within 18 months following a change of control.

(5)	None of the named executive officers’ arrangements provide for any “golden parachute” excise tax gross-ups or other tax gross-ups.

Item 8. Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting as the second paragraph a new subsection entitled “Certain Litigation” and the disclosure set forth below:

“On June 10, 2016, two separate, putative class action lawsuits challenging the Merger were filed in the Superior Court of the State of California, County of San Mateo. These lawsuits, captioned Gilmore v. Vincent J. Angotti, et al. (Case No. CIV 539069) and Bushansky v. Xenoport, Inc., et al. (Case No. CIV 539071), were filed against the Company, individual members of the Board, Acquisition Sub and Parent. The lawsuits generally allege, among other things, that the members of the Board breached their fiduciary duties of care and loyalty owed to the plaintiff and to the public stockholders of the Company, including by allegedly failing to take steps to maximize the value of the Company to its public stockholders, agreeing to deal protection provisions that allegedly deter third party offers, and by allegedly failing to make adequate disclosures regarding the Merger, including disclosures concerning the Company’s financial projections, the events that led up to the signing of the Merger Agreement, the Board’s selection of a financial advisor, and certain information supporting the fairness opinion received by the Board. The Bushansky lawsuit further alleges that Parent, Acquisition Sub, and the Company aided and abetted the directors’ alleged breaches of their fiduciary duties. The lawsuits seek, among other things, to enjoin or rescind the Merger, as applicable, and request attorneys’ fees and damages in an unspecified amount. The Company believes these claims are without merit and intends to vigorously defend these claims.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

XenoPort, Inc.

Dated: June 15, 2016	By:	/s/ William G. Harris
	Name:	William G. Harris
	Title:	Senior Vice President of Finance and Chief Financial Officer

4